

Mailstop 3233

June 27, 2018

<u>Via U.S. Mail</u>
Charles F. Boyle
Vice President and Chief Financial Officer
Universal Health Realty Income Trust
Universal Corporate Center
367 South Gulph Road
King of Prussia, PA 19406

     Re: **Universal Health Realty Income Trust**
              Form 10-K for the fiscal year ended December 31, 2017
              Filed February 28, 2018
              File No. 1-9321

Dear Mr. Boyle:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

1.   We note your inclusion of hurricane insurance recovery proceeds in excess of damaged property write-downs in calculating Funds from Operations. Please tell us how your calculation of FFO continues to be in accordance with the NAREIT definition given the inclusion of this line item.

Charles F. Boyle
Universal Health Realty Income Trust
June 27, 2018
Page 2

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 with any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief
Office of Real Estate and
 Commodities